EXHIBIT 99.1

Ero Copper Appoints Jill Angevine to the Board of Directors

VANCOUVER, British Columbia, Aug. 01, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce the appointment of Ms. Jill Angevine to the board of directors (the "Board") effective August 1, 2022. Ms. Angevine's appointment increases the size of the Company's Board to ten directors, eight of whom are independent.

Ms. Angevine is a finance professional with more than 25 years of experience in the investment management industry including portfolio management, capital markets and equity research. She currently serves as President and Chief Executive Officer of Brownstone Asset Management, a private investment management firm, and holds non-executive directorships at Tourmaline Oil Corp. and Advantage Energy Ltd.

Ms. Angevine holds a Bachelor of Commerce degree from the University of Calgary and has earned the Chartered Professional Accountant (CPA, CA), the Chartered Financial Analyst (CFA), and the Institute of Corporate Directors (ICD.D) designations.

Commenting on the appointment, Noel Dunn, Executive Chairman stated, "I am very pleased to welcome Ms. Angevine to Ero's Board. Her wealth of financial and capital markets experience makes her a valuable addition to our team and further broadens the range of skills and backgrounds represented on our Board."

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A., 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil.

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations (604) 335-7504 info@erocopper.com